Exhibit 99.1

March 10, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  REPORTS
FISCAL  YEAR  2013  FINANCIAL  RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today reported financial results for the Company’s year ended December 31, 2013.  The full version of the Company’s financial statements, Management’s Discussion and Analysis, and Annual Information Form can be viewed on the Company's website at www.greatpanther.com, or SEDAR at www.sedar.com.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

“We are pleased to show continued reduction in our costs and improvements in our operating cash-flow, adjusted EBITDA and free cash-flow from the levels we saw in the first half of the year,” stated Robert Archer, President and CEO.  “These improvements were achieved through a focus on expenditure reductions, efficiency improvements and grade control initiatives.  I am especially pleased that our operations team was able to achieve these results while attaining a 19% increase in metal production in 2013, and successfully advancing the development of San Ignacio to keep on track for the commencement of production in the second quarter of this year.”

“Despite our improved results in the second half of the year, the overall results for 2013 were significantly impacted by a 38% decline in the silver price and cost and grade challenges in the first half.  Silver and gold prices still remain at relatively low levels, and we will continue to look for ways to reduce costs and mitigate grade variability, with a key goal of improving free cash-flow. The significant decline in metal prices was also a principal factor in $12 million of non-cash impairment charges taken in the fourth quarter.”

Consolidated cash cost per silver ounce1 was US$8.85 for the fourth quarter of 2013 compared to US$14.58 in the fourth quarter of 2012.  Consolidated cash cost for 2013 of US$13.45 increased by 10% over the US$12.24 realized in 2012, however, significant reductions were achieved in the second half of 2013 as a result of cost reduction and improved grade control, such that realized cash cost came in under the revised cash cost guidance of US$15 - US$16 per silver ounce for 2013.

	FY 2013	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Consolidated cash cost per silver ounce (US$) 1	13.45	8.85	9.89	18.14	18.60

Initiatives taken to reduce operating costs included a reduction in the number of mining contractors at Guanajuato, renegotiation of mining contracts to create greater accountability for material and labor costs, improvements in mine planning and coordination with geology, and overall improvement of grade control.

1 “Cash costs per silver ounce” is a non-IFRS measure. Refer to the “Non-IFRS measures” section of this Press Release and to the Company’s MD&A for a complete definition and reconciliation to the Company’s financial statements.

The Company also made reductions to exploration, general and administrative expenditures, and reduced capital expenditure and development programs, focusing on those with the greatest return on investment. These initiatives all contributed to improved cash-flow and operating margins in the second half of 2013 compared to the first half, despite significantly lower silver and gold prices in the second half.

Gross profit before non-cash items1 (or income from mining operations) and cash-flow from operating activities were $11.3 million and $6.0 million, respectively, in the second half of 2013, a significant improvement from $2.9 million and $2.7 million in the first half.

General and administrative expenses and exploration and evaluation expenditures were also significantly reduced in the second half of the year.  While these levels are expected to be maintained going forward, the Company may take advantage of further improvements in cash-flow to increase its investment in exploration, particularly at its El Horcon project.

During the fourth quarter of 2013, the Company recognized non-cash pre-tax impairment charges of $12 million.  This included a $6.3 million charge in respect of the Company’s Guanajuato Mine, and a $5.7 million charge in respect of its San Ignacio project.  The Guanajuato impairment charge principally reflects the current lower price outlook for silver and gold, which reduce the future cash-flow projections of the mine.  The charge is also a function of a much higher carrying value of Guanajuato compared to Topia.  The higher carrying value is due to the significant investments made by the Company at Guanajuato over the last several years to expand capacity and production.

The development of the San Ignacio Project is progressing as planned with production expected to start in the second quarter at about 100 tonnes per day, ramping up to about 250 tonnes per day by the end of 2014.  Since receiving an Environmental Impact Assessment (“EIA”) permit in October 2013, the Company has completed extensive work on site preparation and road and ramp development.  As at the end of 2013, development ore of 1,082 tonnes grading 121g/t Ag and 2.11g/t Au was mined from the Intermediate Vein in the upper levels of the mine.  Structural mapping and systematic sampling of this and other veins is assisting in understanding the grade distribution and will aid in mine planning once production levels are reached.

In December 2013, the Company announced the completion of an in-fill drilling campaign to further define the San Ignacio resource.  While this program provided valuable information to guide the underground development, the intersection of old mine workings in a few holes prevents the Company from accurately estimating tonnages in these specific areas with the required confidence levels.  Consequently, at this time there is insufficient data to provide for an updated NI 43-101 resource estimate with Measured and Indicated resource to support the capitalization of the costs under International Financial Reporting Standards now that the project is in the development phase.  Therefore, the Company recognized a non-cash pre-tax impairment charge of $5.7 million in respect of the San Ignacio Project.  The old workings will be surveyed underground and further drilling is scheduled for May to provide additional information.  Based upon underground observations and development to date, management remains confident about commencing production in the second quarter of 2014.

EVENTS SUBSEQUENT TO THE 2013 YEAR-END

On March 5th, 2014 the Company issued a statement to clarify speculative reports regarding disruptions by illegal miners that occurred at its Guanajuato Mine (see press release dated March 5th on SEDAR or the Company’s Website).  While illegal mining activities have not caused meaningful disruptions in the past, some Company personnel and local residents have lately been subjected to intimidation and escalating violence from illegal miners intent on gaining access to the Company’s mining operations and stealing ore.  The Company initially took a non-confrontational approach to keep the illegal miners out of the mine, but more recently hired an armed security force to protect employees, contractors and assets as the illegal miners began entering the property by force and with weapons.  Earlier today, the Company announced that approximately 60 people gained unauthorized entry to the Company’s main administration building and plant facility in Guanajuato and at this time they continue to illegally occupy the facilities.  All employees and contractors are safe and accounted for, and are off site.  There have been no reports of any violence.  Mining, plant and administration services have been shut down until the situation is resolved.  The Company is working with municipal, state and federal authorities to find a peaceful and expedient resolution to this situation, however, is currently reviewing all options to regain custody of its facility and ensure the security of its operations and people.

1 “Gross profit before non-cash items” is a non-IFRS measure in which gross profit is adjusted to exclude amortization and depletion and share-based payments.

FOURTH QUARTER AND FISCAL YEAR 2013 FINANCIAL SUMMARY

Highlights (in 000s except ounces, amounts per share and per ounce)	Q4 2013	Q4 2012	Change	Year Ended Dec 31, 2013	Year Ended Dec 31, 2012	Change
Revenue	$ 15,837	$ 17,789	-11%	$ 53,954	$ 61,139	-12%
Gross profit (Earnings from mining operations)	$ 1,523	$ 3,318	-54%	$ 640	$ 19,206	-97%
Net income (loss)	$ (7,359)	$ (1,285)	-473%	$ (12,729)	$ 5,510	-331%
Adjusted EBITDA1	$ 4,101	$ 3,800	8%	$ 5,163	$ 16,893	-69%
Earnings (loss) per share – basic	$ (0.05)	$ (0.01)	-400%	$ (0.09)	$ 0.04	-325%
Earnings (loss) per share – diluted	$ (0.05)	$ (0.01)	-400%	$ (0.09)	$ 0.04	-325%
Silver ounces produced	484,937	453,934	7%	1,711,215	1,560,040	10%
Silver equivalent ounces produced 2	763,881	672,690	14%	2,840,844	2,378,603	19%
Silver payable ounces	508,801	446,077	14%	1,625,135	1,472,269	10%
Consolidated cash cost per silver ounce (USD) 3	$ 8.85	$ 14.58	-39%	$ 13.45	$ 12.24	10%
Average realized silver price (USD4)	$ 20.15	$ 31.94	-37%	$ 22.89	$ 30.93	-26%

Fiscal Year 2013 Financial and Operational Highlights (Compared to Fiscal Year 2012)

•	Consolidated throughput totalled 283,608 tonnes, a 23% increase;

•	Record metal production of 2,840,844 silver equivalent ounces (“Ag eq oz”), a 19% increase;

•	Silver and gold production increased 10% and 44% respectively to individual records of 1,711,215 and 15,714 ounces;

•	Consolidated cash cost per silver ounce increased 10% to US$13.45 compared to US$12.24;

•	Revenues totalled $54.0 million, a decrease of 12% due to lower average metal prices;

1 “Adjusted EIBTDA” and “Cash cost per silver ounce” are non-IFRS measures. Refer to the “Non-IFRS measures” section of this Press Release and to the Company’s MD&A for complete definitions.
2 Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.
3 “Cash costs per silver ounce” is a non-IFRS measure. Refer to the “Non-IFRS measures” section of this Press Release and to the Company’s MD&A for a complete definition and reconciliation to the Company’s financial statements.
4 Average realized silver price is prior to treatment, refining and smelting charges.

•	Net loss of $12.7 million, reflecting a $12.0 million non-cash, pre-tax impairment charge; compared to net income of $5.5 million in the prior year;

•	Adjusted EBITDA was $5.2 million compared to $16.9 million;

•	Cash-flow from operating activities was $8.6 million compared to $13.1 million;

•	Cash and cash equivalents was $21.8 million compared to $20.7 million; and,

•	Net working capital at December 31 was $38.2 million compared to $44.5 million.

Fourth Quarter 2013 Financial and Operational Highlights (Compared to Fourth Quarter 2012)

•	Consolidated throughput was 69,601 tonnes, an increase of 3%;

•	Metal production was 763,881 Ag eq oz, a 14% increase;

•	Silver production was 484,937 ounces, a quarterly record, and an increase of 7%;

•	Gold production was 3,881 ounces, an increase of 37%;

•	Revenues totalled $15.8 million compared to $17.8 million, a decrease of 11%;

•	Net loss was $7.4 million, reflecting a $12.0 million non-cash, pre-tax impairment charge; compared to a net loss of $1.3 million;

•	Adjusted EBITDA was $4.1 million, compared to $3.8 million; and,

•	Cash-flow from operating activities was $0.3 million compared to $4.5 million.

FISCAL YEAR 2013 FINANCIAL DISCUSSION

Revenues totalled $54.0 million for the year ended December 31, 2013, a decrease of 12%.  The decrease is primarily due to significantly lower average silver and gold prices in 2013 as compared to 2012, which offset a 19% increase in production and a corresponding 18% increase in silver equivalent ounces sold.  The average realized silver price for 2013 was $22.89 which was 26% lower than the $30.93 average in 2012.

Gross profit before non-cash items was $14.1 million (26% of revenue) for 2013 compared to $28.3 million (46% of revenue) in 2012.  The decrease in gross profit before non-cash items is explained by lower average realized metal prices and higher unit production costs in the first half of the year, mainly at Guanajuato.

Gross profit for the year ended December 31, 2013 was $0.6 million compared to $19.2 million for the year ended December 31, 2012.  The decrease in gross profit is due to lower revenue and higher unit cost of sales before non-cash items, and higher amortization and depletion expenses.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the year ended December 31, 2013 was $13.0 million compared to $8.7 million for the year ended December 31, 2012.  The increase in amortization expense is the result of an 18% increase in silver equivalent ounces sold during the year and an increase in the amortization base due to the significant investment in mine development and capital expenditures in 2012.  A decrease in the life of mine by one year for each of Guanajuato and Topia from 2012 also contributed to an increase in the amount of amortization expense taken in 2013.

Consolidated cash cost per silver ounce was US$13.45 for the year ended December 31, 2013, a 10% increase compared to US$12.24 for the year ended December 31, 2012.  The increase is mainly attributed to higher cash cost at Guanajuato during the first half of the year as a result of cost and grade challenges.

General and administrative expenses for the year ended December 31, 2013 totalled $7.8 million as compared to $10.1 million for the year ended December 31, 2012.  The items accounting for the decrease include a $0.7 million decrease in share based payments expense as a result of the adoption of graded vesting of share options in 2013, and cost reduction initiatives which include a decrease in salaries and wages of $0.4 million, a $0.3 million reduction in travel expenses and a $0.2 million reduction in corporate communication expenses.

Exploration and evaluation expenses for the year ended December 31, 2013 remained unchanged at $2.4 million for 2013 compared to the prior year.  The Company took steps to reduce exploration and evaluation expenditures in the second half of 2013 including suspension of exploration programs and reductions in personnel.  As a result, exploration and evaluation expenditures were $0.8 million in the second half of 2013 compared to $1.6 million in the first half.

As noted above, the Company recorded non-cash, pre-tax impairment charges in respect of its Guanajuato mine and San Ignacio project (impairment of mineral properties, plant and equipment) totaling $12.0 million for the year ended December 31, 2013.  No such charges were recorded in the prior year.

Finance and other income was $5.4 million for the year ended December 31, 2013 as compared to $3.0 million for the year ended December 31, 2012.  The increase is primarily attributable to favourable fluctuations in foreign exchange rates during 2013, primarily the Mexican peso compared to the Canadian dollar.  In 2013, the Company recorded a foreign exchange gain of $4.7 million compared to $2.8 million in 2012.

Net loss for the year ended December 31, 2013 was $12.7 million compared to net income of $5.5 million for the year ended December 31, 2012.  The net loss reflects a decrease in gross profit of $18.6 million and the $12.0 million non-cash pre-tax impairment charge.  These factors were partly offset by a $3.5 million income tax recovery, a decrease in general and administrative expenses of $2.2 million and an increase in finance and other income of $2.5 million.

Adjusted EBITDA1 was $5.2 million for the year ended December 31, 2013 compared to $16.9 million for the year ended December 31, 2012.  The decrease in adjusted EBITDA primarily reflects a decrease in gross profit.  This was partly offset by lower general and administrative expenditures and higher finance and other income.

FOURTH QUARTER 2013 FINANCIAL DISCUSSION

Revenues were $15.8 million for the fourth quarter of 2013 compared to $17.8 million for the fourth quarter of 2012, a decrease of 11% as a result of significantly lower average metal prices which offset the increase in unit metal sales.  The average realized silver price was US$20.15 for the fourth quarter of 2013 compared to US$31.94 in the fourth quarter of 2012, a 37% decrease.

Gross profit for the fourth quarter of 2013 was $1.5 million compared to $3.3 million for the fourth quarter of 2012.  Despite an increase in unit sales, the Company saw a decrease in gross profit as a result of lower metal prices and increased unit amortization and depletion expense.

1 Adjusted EBITDA” is a non-IFRS measure. Refer to the “Non-IFRS Measures” section of this Press Release and the Company’s MD&A for a complete definition and reconciliation to the Company’s financial statements.

Consolidated cash cost per silver ounce of US$8.85 for the fourth quarter of 2013 decreased from US$14.58 in the fourth quarter of 2012 as a result of cost reductions at both mines, improved silver grades and higher by-product credits from increased gold production at Guanajuato.

General and administrative expenses in the fourth quarter of 2013 were $1.5 million compared to $1.9 million for the fourth quarter of 2012.  The decrease reflects general and administrative reductions that were part of the Company’s overall cost reduction program initiated late in the second quarter of 2013.

Exploration and evaluation expenses were $0.3 million for the fourth quarter of 2013 compared to $0.7 million for the same period in 2012.  The decrease was due to the curtailment of exploration activities outside of the Company’s operating mines, staff reductions and a redeployment of exploration staff to operations.

As noted above, the Company recorded non-cash impairment charges in respect of its Guanajuato mine and San Ignacio project (impairment of mineral properties, plant and equipment) totaling $12.0 million in the fourth quarter of 2013.  No such charges were recorded in the fourth quarter of 2012.

Finance and other income was $4.1 million for the fourth quarter of 2013 compared to $0.3 million for the same period in 2012.  The increase is primarily attributable to a foreign exchange gain of $4.0 million compared to $0.6 million recognized in the comparative period.  This was the result of a comparably higher appreciation of the Mexican peso and US dollar against the Canadian dollar in the last quarter of 2013.

Net loss for the three months ended December 31, 2013 was $7.4 million, compared to $1.3 million for the same period in 2012.  The increase in net loss is primarily attributable a $12.0 million non-cash pre-tax impairment charge recorded in the fourth quarter of 2013.  These factors were partly offset by an increase in foreign exchange gains and a tax recovery of $3.5 million.

Adjusted EBITDA1 for the fourth quarter of 2013 was $4.1 million, compared to $3.8 million for the fourth quarter of 2012.

CASH AND WORKING CAPITAL AT DECEMBER 31, 2013

At December 31, 2013, the Company had cash and cash equivalents of $21.8 million compared to $20.7 million at December 31, 2012.

Net working capital at December 31, 2013 remained strong despite a decrease to $38.2 million from $44.5 million at December 31, 2012.  The decrease was primarily the result of operating losses in the first half of the year and working capital utilized in capital investment and development activities.

1 Adjusted EBITDA” is a non-IFRS measure. Refer to the “Non-IFRS Measures” section of this Press Release and the Company’s MD&A for a complete definition and reconciliation to the Company’s financial statements

OUTLOOK

In 2014, the Company will continue to focus on improving operational efficiencies while continuing to grow production and generate positive cash flow.

The Company expects to increase metal production by approximately 10% in 2014 to 3.1 to 3.2 million silver equivalent ounces.  Consolidated cash cost1 per silver payable ounce is expected to be in the range of US$11.00 to US$12.00.  The Company expects consolidated All-in Sustaining Cost2 (“AISC”) per silver payable ounce to be between US$17.50 and US$19.50, and consolidated All-In Cost3 (“AIC”) to be between US$20.00 and US$21.00 per silver payable ounce in 2014.

2014 Production and Cash Cost Guidance	2013 Actual	2014 Guidance Range
Total Silver Equivalent Ounces	2,840,844	3,100,000 - 3,200,000

Consolidated cash costs per silver payable ounce (US) 1	$ 13.45	$ 11.00 – $ 12.00

Consolidated All-in sustaining costs per silver payable ounce (US) 2	N/A	$ 17.50 – $ 19.50

Consolidated All-in costs per silver payable ounce (US) 3	N/A	$ 20.00 – $ 21.00

The first quarter of 2014 will see lower metal production and higher cash cost than realized in the fourth quarter of 2013 as planned production at Guanajuato will be from lower grade zones.  In addition, disruptions from illegal mining activities and the recent unauthorized and illegal occupation of the Company’s facilities in Guanajuato and resulting shutdown of operations are expected to have an impact (see preceding press release dated March 10, 2014 on SEDAR or the Company’s Website).  The Company is working with authorities to resolve the situation and restore normal operations.

Overall metal production for 2014 is expected to increase gradually through the year as the San Ignacio mine and mill feed comes on stream.  The project is expected to commence production in the second quarter at a rate of about 100 tonnes per day, ramping up to approximately 250 tonnes per day by year-end, and will complement the steady stream of production from the main Guanajuato Mine Complex and the Topia Mine.

The Company will continue to pursue cost reductions and focus on grade control in 2014, however it is cautioned that the Guanajuato and Topia mines have complex geology which makes them prone to grade variability.  The measures taken to mitigate grade variability to date cannot serve to completely eliminate this factor.

The Company plans approximately 16,500 metres of exploration drilling in 2014 to further define resources, look for vein extensions and test new targets.  Planned drilling consists of 11,000 metres at Guanajuato, 3,500 metres at San Ignacio and 2,000 metres at Topia.

At this time, plans for El Horcon are limited to applying for the necessary government permits to allow further exploration and development.  This project has the potential to be another satellite mine to the Company's Guanajuato Mine, leveraging excess capacity at its Cata processing plant.

In 2013, the Mexican Government introduced a tax reform package which includes a special mining royalty of 7.5% payable on the net profits derived from the sale of minerals, an extraordinary mining duty of 0.5% payable on the gross income derived from the sale of gold and silver and an increase in the corporate tax rate from 28% to 30%.  These measures take effect in 2014 and will represent a meaningful increase in the cash taxes paid by the Company and the industry overall.  Some mining companies operating in Mexico have undertaken legal challenges to these reforms.  Great Panther has not done so at this time.

1 “Cash cost per silver ounce” is a non-IFRS measure. Refer to the “Non-IFRS measures” section of this Press Release and to the Company’s MD&A for a complete definition and reconciliation to the Company’s financial statements.
2 “ All-in sustaining cost per silver ounce” is a non-IFRS measure which the Company intends to commence disclosing in the first quarter of 2014.
3 “ All-in cost per silver ounce” is a non-IFRS measure which the Company intends to commence disclosing in the first quarter of 2014.

WEBCAST AND CONFERENCE CALL TO DISCUSS FISCAL YEAR 2013 FINANCIAL RESULTS

The Company will hold a live webcast and conference call to discuss the financial results on March 11, 2014, at 7:00 AM Pacific Daylight Time, 10:00 AM Eastern Daylight Time.  Hosting the call will be Mr. Robert Archer, President and Chief Executive Officer and Mr. Jim Zadra, Chief Financial Officer and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or dialing in just prior to the start time.

Live webcast	www.greatpanther.com
U.S. & Canada Toll-Free	1 800 738 1032
International Toll-Free	+1 212 231 2911
No passcode necessary

Great Panther’s archived webcast can be accessed by visiting the Investors section of the Company’s website at www.greatpanther.com.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to Gross profit before non-cash items, Adjusted EBITDA and Cash cost per silver ounce which are non-IFRS measures.  The Company provides these measures as additional information regarding the Company's financial results and performance.  Please refer to the Company's MD&A for the year ended December 31, 2013, for a definition and reconciliation of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Guanajuato and Topia.  Great Panther is also in the process of developing its San Ignacio Project with a view to production in 2014, and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

All shareholders have the option to receive a hard copy of the Company's financial statements free of charge upon request.  Should you wish to receive Great Panther Silver's Financial Statements or the Annual Information Form in hard copy, please contact us at the Company toll free at 1-888-355-1766 or 604-608-1766, or e-mail info@greatpanther.com.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert A. Archer President & Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

December 31, 2013 and December 31, 2012

	December 31,	December 31,
	2013	2012

Assets

Current assets:
Cash and cash equivalents	$21,760	$20,735
Short term investments	18	5,164
Trade and other receivables	14,483	18,099
Income taxes recoverable	570	130
Inventories	7,212	6,927
Prepaid expenses, deposits and advances	707	1,995
	44,750	53,050
Non-current assets:
Mineral properties, plant and equipment	51,276	55,451
Exploration and evaluation assets	3,181	7,270
Intangible assets	665	705
Deferred tax asset	247	253
	$100,119	$116,729

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$6,527	$8,111
Current tax liability	-	400
	6,527	8,511
Non-current liabilities:
Reclamation and remediation provision	2,440	2,447
Deferred tax liability	2,332	5,746
	11,299	16,704

Shareholders’ equity:
Share capital	123,022	122,444
Reserves	8,532	7,586
Deficit	(42,734)	(30,005)
	88,820	100,025
	$100,119	$116,729

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the year ended December 31, 2013 and 2012
	2013	2012

Revenue	$53,954	$61,139
Cost of sales
Production costs	39,822	32,864
Amortization and depletion	13,047	8,684
Share-based payments	445	385
	53,314	41,933

Gross profit	640	19,206

General and administrative expenses
Administrative expenses	7,156	8,808
Amortization and depletion	300	206
Share-based payments	380	1,071
	7,836	10,085

Exploration and evaluation expenses
Exploration and evaluation expenses	2,306	2,309
Share-based payments	86	73
	2,392	2,382

Impairment of mineral properties, plant and equipment	12,042	-

Income (loss) before the undernoted	(21,630)	6,739

Finance and other income (expense)
Interest income	335	442
Finance costs	(53)	(34)
Foreign exchange gain	4,648	2,828
Other income (expense)	493	(265)
	5,423	2,971

Income (loss) before income taxes	(16,207)	9,710

Income tax expense (recovery)
Current	183	592
Deferred	(3,661)	3,608
	(3,478)	4,200
Net income (loss) for the year	$(12,729)	$5,510

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	296	1
Change in fair value of available-for-sale financial assets (net of tax)	(71)	(8)
	225	(7)
Total comprehensive income (loss) for the year	$(12,504)	$5,503

Earnings (loss) per share
Basic	$(0.09)	$0.04
Diluted	$(0.09)	$0.04

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the years ended December 31, 2013 and 2012
	2013	2012

Cash flows from operating activities
Net income (loss) for the year	$(12,729)	$5,510
Items not involving cash:
Amortization and depletion	13,347	8,890
Impairment of mineral properties, plant and equipment	12,042	-
Unrealized foreign exchange gains	(3,671)	(2,860)
Income tax (recovery) expense	(3,661)	4,200
Share-based payments	911	1,529
(Gain) loss on disposition of capital assets	(51)	17
Other non-cash items	(282)	(408)
	5,906	16,878

Interest received	263	384
Interest paid	-	(6)
Income taxes paid	(674)	(202)
Net cash from operating activities before changes in non-cash working capital	5,495	17,054

Changes in non-cash working capital:
Decrease (increase) in trade and other receivables	3,689	(3,963)
Decrease (increase) in income taxes recoverable	(440)	244
Decrease (increase) in inventories	(22)	(1,924)
Decrease (increase) in prepaid expenses, deposits and advances	1,288	(263)
Increase (decrease) in trade and other payables	(1,666)	1,982
Increase (decrease) in current tax liability	274	10
Net cash from operating activities	8,618	13,140

Cash flows from investing activities:
Additions to intangible assets	(256)	(811)
Additions to mineral properties, plant and equipment, and evaluation assets	(13,524)	(26,712)
Proceeds from disposal of plant and equipment	62	86
Proceeds/purchase of short term investments	5,085	(85)
Net cash used in investing activities	(8,633)	(27,522)

Cash flows from financing activities:
Repayment of capital lease obligations	-	(130)
Proceeds from exercise of options	388	507
Net cash from financing activities	388	377

Effect of foreign currency translation on cash and cash equivalents	652	303

Increase (decrease) in cash and cash equivalents	1,025	(13,702)
Cash and cash equivalents, beginning of year	20,735	34,437
Cash and cash equivalents, end of year	$21,760	$20,735